Vancouver, British Columbia – July 4, 2023 – Liquid Media Group Ltd. (the “Company,” “Liquid Media” or “Liquid”) (NASDAQ: YVR), Liquid Media Group Ltd. (the “Company” or “Liquid”) (Nasdaq: YVR) announced today that the former shareholders of its wholly owned subsidiary Digital Cinema United Holdings Ltd. (“DCU”) have commenced an action as against the Company and certain of its current and former management and Board in the Supreme Court of British Columbia (the “Claim”). The Claim has not yet been fully served as against all defendants, and seeks unspecified damages. The Company will aggressively oppose the Claim and provide an update in due course. The former shareholders of DCU have further obtained an injunction prohibiting the Company from seeking a special resolution of its shareholders until an agreement has been reached as between the Company and the shareholders of DCU, which the Company intends to oppose if and as such a special resolution may become necessary or desirable.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

Contact:

Justin Kulik
CORE IR
justin@coreIR.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events, and include such statements that Liquid will be able to deliver its end-to-end solution to IP creators. These statements should not be read as guarantees of future performance or results. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions, as well as additional risks disclosed in the Company’s annual and quarterly financial reports available at www.sedar.com and annual report on Form 20-F as well as other reports filed with the SEC at www.sec.gov. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.